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19005917

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 49653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Elks Club Rd.
(No. and Street)

Brevard	NC	28712
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Craig Gilmore (828) 393-0088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPAs PC
(Name – *if individual, state last, first, middle name*)

3535 Roswell Rd., Ste. 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 28 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Nicholas Craig Gilmore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Financial Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELISSA A ELLIOTT
Notary Public - North Carolina
Transylvania County
My Commission Expires Oct 9, 2023

Melissa A. Elliott
Notary Public

[signature]
Signature

Financial & Operations Principal
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Carolina Financial Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carolina Financial Securities, LLC as of December 31, 2018, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2018 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Carolina Financial Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Carolina Financial Securities, LLC 's management. Our responsibility is to express an opinion on Carolina Financial Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule's 1, 2, and 3 have been subjected to audit procedures performed in conjunction with the audit of Carolina Financial Securities, LLC's financial statements. The supplemental information is the responsibility of Carolina Financial Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 27, 2019

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Statement of Financial Position

December 31, 2018

Assets		
Current assets		
Cash and cash equivalents	$	166,280
Accounts receivable, net of allowance of 14,529		193,243
Total current assets		359,523
Property and equipment, net		31,915
Total assets	$	391,438
Liabilities and Members' Equity		
Current liabilities		
Commissions payable	$	140,979
Accounts payable		20,670
Accrued expenses		4,685
Accrued registration liabilities		4,206
Total current liabilities		170,540
Members' equity		220,898
Total liabilities and members' equity	$	391,438

Notes to Financial Statements

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Carolina Financial Securities, LLC, is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized under the laws of North Carolina in 1997, and conducts its operations in Brevard, North Carolina. The Company is licensed in 29 states. The Company provides advice and assistance to clients regarding mergers and acquisitions, recapitalizations, private capital placement, private equity investments and other financial assignments.

The Company operated pursuant to the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3 and does not hold clients' funds or securities. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1.

Limited Liability Company / Income Taxes

The Company files its income tax return on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements. The Company does not believe that there are any material uncertain tax positions.

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers all highly liquid unrestricted investments with maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Property, Improvements and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Major renewals and improvements are capitalized while replacements, maintenance, and repairs which do not improve or extend the life of the assets, are expensed currently. When assets are sold or retired, their cost and accumulated depreciation are removed from the accounts and resulting gains and losses are included in the Statement of Operations. Depreciation expense for 2018 was $8,222.

Advertising Expenses

Costs associated with advertising are charged to expense as incurred. Advertising expenses approximated $52,068 for 2018.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenues are generated primarily through providing merger and acquisition and private placement services. Revenue is recognized upon satisfaction of performance obligations under contract. The Company receives non-refundable placement fees in most transactions. Placement fees are success-based income, and therefore the Company recognizes placement revenue upon receipt.

Other income relates primarily to billable transaction costs. Billable transaction costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with agree-upon terms.

On January 1, 2018 the Company adopted ASU 2014-09, *Revenue from Contacts with Customers*, and all subsequent amendments to the ASU (collectively "ASC 606"), using the modified retrospective method of adoption. ASC 6006 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended December 31, 2018 or net income for the preceding year-end. Services within the scope of ASC 606 include Investment Banking and M&A advisory fees.

Refer to revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Revenue from Contracts with Customers

Investment Banking, Merger and Acquisition (M&A) Services: These services include agreements to provide advisory services to customers for which they charge the customer fees. The Company provides advisory services/corporate finance activities including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activities and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer received is and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that the transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees may reduce any success fee subsequently invoiced and received

upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments to ensure its fee related to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with the other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. There was no deferred revenue as of December 31, 2018.

Gain on Sale of Assets

The Company sold its website and CRM system to a related party at fair market value of $283,333 for a gain of $247,661. This was based on the offering memorandum to fund the related party. The amount paid could be greater depending on future funding of the related party.

NOTE B - MEMBERS' EQUITY

The Company has two classes of member equity interests; Common Interest and Preferred Redeemable Interests.

Common Interests in the equity of the Company contain all voting privileges and have no special preference regarding Company distributions or treatment upon Company liquidation.

Preferred Redeemable Interests hold no voting rights, contain a preferred cumulative distribution clause of 12% of the member's total investment (to be paid quarterly), and have preference upon Company liquidation. Preferred Redeemable Interests are redeemable at the Company's preference, generally after a specified date (dictated by each term sheet signed by the investors) and after the payment of all accrued preferred distributions.

NOTE C - RELATED PARTY TRANSACTIONS

The Company entered into a lease agreement with BPOE Investments, LLC. BPOE Investments, LLC is a related party and owned by the majority member of Carolina Financial Group, LLC. The lease agreement is dated May 1, 2018 and expires on April 30, 2019.

The Company entered into an expense sharing agreement with Carolina Financial Group, LLC, a related party, for their pro-rata portion of payroll related expenses, rent, utilities, administration, etc. This agreement renews automatically annually. Total fees charged for the year ended December 31, 2018 were $782,964 and were included in their respective expense accounts in the financial statements. The Company owed Carolina Financial Group $14,552 at December 31, 2018 and is included in the Accounts Payable on the Statement of Financial Position. There were common interest member contributions of $65,000 for 2018.

NOTE D - OPERATING LEASES

The Company leases office space under several lease agreements with varying amounts and terms. The combined future minimum lease payments required under these leases are as follows:

Year Ending December 31		Amount
2019		57,000
	Total	$ 57,000

The Company leases office equipment under a lease agreement dated August 14, 2015. The future minimum lease payments under this lease is as follows:

Year Ending December 31		Amount
2019		2,057
	Total	$ 2,057

NOTE E - NET CAPITAL REQUIREMENTS

Carolina Financial Securities, LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or $6\frac{2}{3}$% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2018, the Company had net capital as defined of $64,592 and excess net capital of $53,223. At the same date, the Company's ratio of aggregate indebtedness to net capital was 2.64 to 1. Accordingly, the Company was in compliance with the net capital requirements.

NOTE F - CREDIT RISKS AND OTHER CONCENTRATIONS

Carolina Financial Securities, LLC places its cash and cash equivalents on deposit with a North Carolina financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The company had bank balances within the FDIC coverage limits at December 31, 2018.

NOTE G - SUBSEQUENT EVENTS

The Company evaluated transactions occurring after December 31, 2018 in accordance with ASC 855 - *Subsequent Events* through February 27, 2019, which is the date the financial statements were available for issuance. Based on this evaluation, no disclosures or adjustments were made to the financial statements.